

October 22, 2012

Via E-mail
Todd R. Taylor
Chief Financial Officer
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, CA 92612

   Re: **Impac Mortgage Holdings, Inc.**
       Form 10-K for fiscal year ended December 31, 2011
       Filed March 21, 2012
       File No. 1-14100

Dear Mr. Taylor:

   We have reviewed your response dated October 10, 2012 and have the following additional comment.   In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3.—Securitized Mortgage Collateral, page F-33

1. We note your response to prior comment 4 from our letter dated September 27, 2012. Given that you provided advances at least in the two most recent fiscal years, please tell us what impact such advances may have to your future ability to continue to advance funds to investors in lieu of nonpayment from the trusts, and what, if any of such advances, you have recovered. Lastly, consistent with your response, please disclose in future periodic filings that the company has not experienced a loss as part of its advance requirements and update such disclosure as appropriate.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief